June 24, 2010

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Delaying Amendment for Voyageur Mutual Funds III Registration Statement on Form N-14 (File No. 333-167200)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Voyageur Mutual Funds III (the “Registrant”), we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-167200) relating to the reorganization of Delaware Growth Equity Fund (formerly, Delaware American Services Fund), a series of Delaware Group Equity Funds III, into the Delaware Select Growth Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on May 28, 2010 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and the Commonwealth of Pennsylvania on the 24th day of June, 2010.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Ken Greenberg, partner at Stradley Ronon Stevens & Young LLP, at 215-564-8149.

Very Truly Yours,

/s/ Richard Salus
Richard Salus
Senior Vice President
Voyageur Mutual Funds III